Exhibit 99.1

Item 1

Silicom Ltd.
and its Subsidiaries

Consolidated
Financial Statements

As of and for the year ended
December 31, 2016

Silicom Ltd. and its Subsidiaries

Consolidated Financial Statements as of December 31, 2016

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
of Silicom Ltd.:

We have audited the accompanying consolidated balance sheets of Silicom Ltd. and subsidiaries (hereinafter - “the Company”) as of December 31, 2015 and 2016 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2016. We also have audited the Company’s internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management’s annual report on internal control over financial reporting. Our responsibility is to express an opinion on these consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2016, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ Somekh Chaikin

Certified Public Accountants (Isr.)
Member Firm of KPMG International

Tel Aviv, Israel
March 15, 2017

Silicom Ltd. and its Subsidiaries

Consolidated Balance Sheets as of December 31

		2015	2016
	Note	US$ thousands	US$ thousands

Assets

Current assets
Cash and cash equivalents	4	18,178	11,917
Marketable securities	2F, 5	8,636	16,263
Accounts receivable:
Trade, net	2G	23,295	27,305
Other		1,380	3,113
Related parties		473	417
Inventories	6	26,321	44,280

Total current assets		78,283	103,295

Marketable securities	2F, 5	24,246	7,769

Assets held for employees' severance benefits	9	1,374	1,436

Deferred tax assets	14G	1,545	1,537

Property, plant and equipment ("PPE"), net	7	3,825	3,915

Intangible assets, net	8B	5,164	2,924

Goodwill	8A	25,561	25,561

Total assets		139,998	146,437

Avi Eizenman	Shaike Orbach	Eran Gilad
Chairman of the Board of Directors	Chief Executive Officer	Chief Financial Officer

Kfar-Saba, Israel
March 15, 2017

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Consolidated Balance Sheets as of December 31 (Continued)

		2015	2016
	Note	US$ thousands	US$ thousands

Liabilities and shareholders' equity

Current liabilities
Trade accounts payable		8,544	10,476
Other accounts payable and accrued expenses		11,147	7,484
Related parties		12	4

Total current liabilities		19,703	17,964

Long-term liabilities
Contingent consideration	3	4,942	4,642
Liability for employees' severance benefits	9	2,251	2,439
Deferred tax liabilities	14G	268	-

Total liabilities		27,164	25,045

Commitments and contingencies	10

Shareholders' equity	11
Ordinary shares, ILS 0.01 par value; 10,000,000 shares
authorized; 7,299,315 and 7,396,584 issued as at
December 31, 2015 and 2016, respectively;
7,284,344 and 7,381,613 outstanding as at
December 31, 2015 and 2016, respectively		21	22
Additional paid-in capital		44,101	46,833
Treasury shares (at cost) - 14,971 ordinary shares as at
December 31, 2015 and 2016		(38)	(38)
Retained earnings		68,750	74,575

Total shareholders' equity		112,834	121,392

Total liabilities and shareholders' equity		139,998	146,437

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Consolidated Statements of Operations for the Year Ended December 31

		2014	2015	2016
		US$ thousands
	Note	Except for share and per share data

Sales*	12	75,622	82,738	100,347
Cost of sales		44,835	48,659	61,796

Gross profit		30,787	34,079	38,551

Operating expenses
Research and development**		6,480	9,702	12,663
Sales and marketing		4,418	5,651	6,423
General and administrative		2,798	3,611	3,969
Contingent consideration expense (benefit)	3	45	(3,090)	(334)

Total operating expenses		13,741	15,874	22,721

Operating income		17,046	18,205	15,830
Financial income, net	13	263	220	35

Income before income taxes		17,309	18,425	15,865

Income taxes	14	2,704	1,905	2,728

Net income		14,605	16,520	13,137

Income per share:
Basic income per ordinary share (US$)	2S	2.033	2.273	1.789

Diluted income per ordinary share (US$)		1.996	2.242	1.767

Weighted average number of ordinary
shares used to compute basic income
per share (in thousands)		7,184	7,269	7,344

Weighted average number of ordinary
shares used to compute diluted income
per share (in thousands)		7,319	7,368	7,435

* Including sales to related parties in the amount of US$ 1,041 thousand, US$ 1,154 thousand and US$ 762 thousand in 2014, 2015 and 2016, respectively.
** Including services from related parties in the amount of US$ 243 thousand, US$ 285 thousand and US$ 351 thousand in 2014, 2015 and 2016, respectively.

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Consolidated Statements of Changes in Shareholders' Equity

	Ordinary shares		Additional paid-in capital	Treasury shares	Retained earnings	Total shareholders' equity
	Number of shares(1)	US$ thousands

Balance at
January 1, 2014	7,140,013	21	38,626	(38)	52,082	90,691

Exercise of options	78,620	*-	1,353	-	-	1,353
Share-based compensation	-	-	1,266	-	-	1,266
Dividend (US $1.00 per share)	-	-	-	-	(7,183)	(7,183)
Net income	-	-	-	-	14,605	14,605

Balance at
December 31, 2014	7,218,633	21	41,245	(38)	59,504	100,732

Exercise of options and RSUs(2)	65,711	*-	943	-	-	943
Share-based compensation	-	-	1,913	-	-	1,913
Dividend (US $1.00 per share)	-	-	-	-	(7,274)	(7,274)
Net income	-	-	-	-	16,520	16,520

Balance at
December 31, 2015	7,284,344	21	44,101	(38)	68,750	112,834

Exercise of options and RSUs(2)	97,269	1	951	-	-	952
Share-based compensation	-	-	1,781	-	-	1,781
Dividend (US $1.00 per share)	-	-	-	-	(7,312)	(7,312)
Net income	-	-	-	-	13,137	13,137

Balance at
December 31, 2016	7,381,613	22	46,833	(38)	74,575	121,392

(1)	Net of 14,971 shares held by Silicom Inc.
(2)	Restricted share units (hereinafter - "RSUs")
*	Less than 1 thousand.

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries

Consolidated Statements of Cash Flows for the Year Ended December 31

	2014	2015	2016
	US$ thousands
Cash flows from operating activities
Net income	14,605	16,520	13,137

Adjustments required to reconcile net income to
net cash provided by (used in) operating activities:
Depreciation and amortization	996	2,767	3,856
Write-down of obsolete inventory	1,029	219	3,170
Change in liability for employees' severance benefits, net	(86)	(112)	126
Discount on marketable securities, net	758	561	358
Share-based compensation expense	1,266	1,998	1,550
Deferred taxes income	(219)	(907)	(260)
Capital gain	-	(3)	-
Changes in assets and liabilities:
Accounts receivable - trade	(3,248)	(4,850)	(4,007)
Accounts receivable - other	188	127	(1,832)
Accounts receivable - related parties	(6)	(83)	56
Inventories	3,416	(939)	(21,426)
Trade accounts payable	1,321	234	1,809
Other accounts payable and accrued expenses	649	853	1,098
Contingent consideration adjustments	45	(3,090)	(334)
Accounts payable - related parties	(30)	(8)	(8)
Net cash provided by (used in) operating activities	20,684	13,287	(2,707)

Cash flows from investing activities
Proceeds from (investments in) short term bank deposits, net	(1,000)	4,000	-
Sale of property, plant and equipment	-	19	-
Purchase of property, plant and equipment	(1,858)	(2,984)	(1,441)
Investment in intangible assets	(100)	-	-
Proceeds from maturity of marketable securities	14,750	15,100	8,575
Purchases of marketable securities	(11,740)	(12,935)	-
Business acquisition, net of acquired cash (see Note 3)	(10,048)	(10,000)	-
Net cash provided by (used in) investing activities	(9,996)	(6,800)	7,134

Cash flows from financing activities
Exercise of options	1,353	943	952
Dividend	(7,183)	(7,274)	(7,312)
Payment made in connection with contingent consideration	-	-	(4,463)
Net cash used in financing activities	(5,830)	(6,331)	(10,823)

Effect of exchange rate changes on cash balances held	35	132	135

Increase (decrease) in cash and cash equivalents	4,893	288	(6,261)

Cash and cash equivalents at beginning of year	12,997	17,890	18,178
Cash and cash equivalents at end of year	17,890	18,178	11,917

Supplementary cash flow information
A. Non-cash transactions:
Investments in PPE and intangible assets	87	72	39
B. Cash paid during the year for:
Income taxes	1,277	4,487	4,648

The accompanying notes are an integral part of these consolidated financial statements.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 1 - General

Silicom Ltd. is an Israeli corporation engaged in designing, manufacturing, marketing and supporting high performance networking and data infrastructure solutions for a broad range of servers, server based systems and communications devices.

The Company's shares have been traded in the United States on the National Association of Securities Dealers Automated Quotation System ("NASDAQ") since February 1994. Since January 2, 2014 the Company's shares have been traded on the NASDAQ Global Select Market (prior thereto they were traded on the NASDAQ Global Market).  The Company's shares were traded in Israel on the Tel Aviv Stock Exchange ("TASE") from December 2005 through January 26, 2016, after which, on January 28, 2016, the Company delisted from trading on the TASE.

Silicom markets its products primarily directly, through Original Equipment Manufacturers ("OEMs") which sell the Company's connectivity products under their own private labels or incorporate the Company's products into their products.

In these financial statements the terms "Company" or "Silicom" refer to Silicom Ltd. and its wholly owned subsidiaries, Silicom Connectivity Solutions, Inc. (hereinafter - "Silicom Inc.") and Fiberblaze A/S, (hereinafter - "Fiberblaze"), whereas the term "subsidiaries" refers to Silicom Inc. and Fiberblaze.

Note 2 - Summary of Significant Accounting Policies

The significant accounting policies, which are applied consistently throughout the periods presented, are as follows:

A.	Financial statements in US dollars

Substantially all sales of the Company are made outside of Israel (see Note 12A regarding geographical distribution), in US dollars ("dollars"). Most purchases of materials and components, and a significant part of the marketing costs are made or incurred, primarily in dollars. Therefore, the functional currency of the Company is the dollar.

Transactions and monetary balances in other currencies are translated into the functional currency using the current exchange rate.

All exchange gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in earnings when they arise.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont'd)

B.	Basis of presentation

The accompanying consolidated financial statements have been prepared with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

C.	Estimates and assumptions

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the useful lives of PPE, deferred tax assets, inventory, investments, goodwill, intangible assets, share-based compensation and other contingencies.

D.	Business combinations

The Company accounts for business combination in accordance with ASC No. 805, "Business Combinations". ASC No. 805 requires recognition of assets acquired and liabilities assumed at the acquisition date, measured at their fair values as of that date. Any excess of the fair value of net assets acquired over purchase price and any subsequent changes in estimated contingencies are to be recorded in the consolidated statements of operations.

E.	Cash and cash equivalents

The Company considers highly liquid investments with original maturities of three months or less from the date of deposit to be cash equivalents.

F.	Marketable securities

The Company classifies its marketable securities as held-to-maturity as they are debt securities in which the Company has the intent and ability to hold to maturity. Held-to-maturity (HTM) debt securities are recorded at amortized cost adjusted for the amortization or accretion of premiums or discounts.

Premiums and discounts on debt securities are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective interest method.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont'd)

F.	Marketable securities (cont'd)

Such amortization and accretion is included in the "Financial income, net" line item in the consolidated statements of operations.

When other-than-temporary impairment has occurred, the amount of the other-than-temporary impairment recognized in earnings depends on whether the Company intends to sell the security or it is more likely than not that it will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss.

A decline in the market value of HTM security below cost that is deemed to be other than temporary results in an impairment to reduce the carrying amount to fair value. To determine whether an impairment is other than temporary, the Company considers all available information relevant to the collectibility of the security, including past events, current conditions, and reasonable and supportable forecasts when developing estimate of cash flows expected to be collected. Evidence considered in this assessment includes the reasons for the impairment, the severity and duration of the impairment, changes in value subsequent to year end, forecasted performance of the investee, and the general market condition in the geographic area or industry the investee operates in.

If the Company intends to sell the security or it is more likely than not will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is recognized in earnings equal to the entire difference between the investment's amortized cost basis and its fair value at the balance sheet date. If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the other-than-temporary impairment is separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total other-than-temporary impairment related to the credit loss is recognized in earnings.

G.	Trade accounts receivable, net

Trade accounts receivable are recorded at the invoiced amount and do not bear interest. Amounts collected on trade accounts receivable are included in net cash provided by operating activities in the consolidated statements of cash flows. The Company maintains an allowance for doubtful accounts for estimated losses inherent in its accounts receivable portfolio. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and its customers' financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns.

As of December 31, 2015 and 2016, the provision for doubtful accounts receivable amounted to US$ 20 thousand.

H.	Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the "weighted average-cost" method.
The Company writes down obsolete or slow moving inventory to its market value, on a quarterly basis.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont'd)

I.	Assets held for employees' severance benefits

Assets held for employees' severance benefits represent contributions to severance pay funds and cash surrender value of insurance policies. The assets are recorded at their current cash redemption value.

J.	Property, plant and equipment

Property, plant and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated on the straight-line basis over the estimated useful life of the assets at the following annual rates:

%
Machinery and equipment	15 - 33
Office furniture and equipment	6 - 33
Leasehold improvements	*

*  Over the shorter term of the lease or the life of the asset

K.	Goodwill and other intangible assets

Goodwill reflects the excess of the purchase price of business acquired over the fair value of net assets acquired. Goodwill is not amortized but instead is tested for impairment at least annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

The Company operates in one operating segment and this segment comprises one reporting unit.

Goodwill is reviewed for impairment at least annually in accordance with ASU 2011-08, Testing Goodwill for Impairment. ASU 2011-08 provides an entity the option to perform a qualitative assessment to determine whether it is more likely than-not that the fair value of a reporting unit is less than its carrying amount prior to performing the two-step goodwill impairment test. If this is the case, the two-step goodwill impairment test is required. If it is more likely than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required.

If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the entity must perform step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. If the fair value of the reporting unit exceeds its carrying amount, step two does not need to be performed. During the year ended December 31, 2016, no impairments were found and therefore no impairment losses were recorded.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont'd)

K.	Goodwill and other intangible assets (cont'd)

Intangible assets that are not considered to have an indefinite useful life are amortized over their estimated useful lives of up to 3 years. The acquired customer relationships, current technology, intellectual property and backlog are amortized over their estimated useful lives in proportion to the economic benefits realized. This accounting policy results in amortization of such intangible assets in the straight-line method.

L.	Impairment of Long-Lived Assets

In accordance with Impairment or Disposal of Long-Lived Assets Subsections of FASB ASC Subtopic 360-10, Property, Plant, and Equipment - Overall long-lived assets, such as property, plant, equipment and purchase intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or an asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third party independent appraisals, as considered necessary.

M.	Revenue recognition

Revenues from sales of products are recognized upon delivery provided that the collection of the resulting receivable is reasonably assured, there is persuasive evidence of an arrangement, no significant obligations in respect of installation remain and the price is fixed or determinable.

Sales taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and, therefore, are excluded from revenues in the consolidated statements of operations.

N.	Research and development costs

Research and development costs are expensed as incurred.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont'd)

O.	Allowance for product warranty

The Company grants service warranties related to certain products to end-users. The Company estimates its obligation for such warranties to be immaterial on the basis of historical experience. Accordingly, these financial statements do not include an accrual for warranty obligations.

P.	Treasury shares

Treasury shares are recorded at cost and presented as a reduction of shareholders' equity.

Q.	Income taxes

Deferred taxes are accounted for under the asset and liability method based on the estimated future tax effects of temporary differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the consolidated statements of operations in the period that includes the enactment date. The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

R.	Share-based compensation

The Company recognizes compensation expense based on estimated grant date fair value in accordance with ASC Topic 718, Compensation -Stock Compensation as follows:
When portions of an award vest in increments during the requisite service period (graded-vesting award), the Company's accounting policy is to recognize compensation cost for the award over the requisite service period for each separately vesting portion of the award.

S.	Basic and diluted earnings per share

Basic income per ordinary share is calculated by dividing the net income attributable to ordinary shares, by the weighted average number of ordinary shares outstanding. Diluted income per ordinary share calculation is similar to basic income per ordinary share except that the weighted average of common shares outstanding is increased to include outstanding potential common shares during the period if dilutive. Potential common shares arise from stock options and RSUs, and the dilutive effect is reflected by the application of the treasury stock method.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of significant Accounting Policies (cont'd)

S.	Basic and diluted earnings per share (cont'd)

The following table summarizes information related to the computation of basic and diluted income per ordinary share for the years indicated.

	Year ended December 31
	2014	2015	2016
Net income attributable to ordinary shares
(US$ thousands)	14,605	16,520	13,137

Weighted average number of ordinary shares outstanding
used in basic income per ordinary share calculation	7,184,114	7,268,536	7,343,696

Add assumed exercise of outstanding dilutive potential
ordinary shares	134,792	99,448	91,485

Weighted average number of ordinary shares outstanding
used in diluted income per ordinary share calculation	7,318,906	7,367,984	7,435,181

Basic income per ordinary shares (US$)	2.033	2.273	1.789

Diluted income per ordinary shares (US$)	1.996	2.242	1.767

The weighted average number of shares related to options
and RSUs excluded from the diluted earnings per share
calculation because of anti-dilutive effect	37,304	43,181	9,633

T.	Comprehensive Income

For the years ended December 31, 2014, 2015 and 2016, comprehensive income equals net income.

U.	Fair Value Measurements

The Company's financial instruments consist mainly of cash and cash equivalents, marketable securities, trade and other receivables and trade accounts payable. The carrying amounts of these financial instruments, except for marketable securities, approximate their fair value because of the short maturity of these investments. The fair value of marketable securities is presented in Note 5 to these consolidated financial statements. Assets held for severance benefits are recorded at their current cash redemption value.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont'd)

U.	Fair Value Measurements (cont'd)

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

Level 1 Inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

Level 2 Inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 Inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

V.	Concentrations of risks

(1)           Credit risk

Financial instruments, which potentially subject the Company to significant concentrations of credit risk, consist principally of cash and cash equivalents, marketable securities, trade receivables and assets held for employees' severance benefits. Cash and cash equivalents balances of the Company, which are subject to credit risk, consist of cash accounts held with major financial institutions. Marketable securities consist of held to maturity marketable securities issued by highly rated corporations. As of December 31, 2015 and 2016, the ratings of the securities in the Company's portfolio was at least BBB+ and A respectively. Nonetheless, these investments are subject to general credit and counterparty risks (such as that the counterparty to a financial instrument fails to meet its contractual obligations). Concentrations of credit risk with respect to trade receivables are limited due to the Company's diverse customer base and their wide geographical dispersion. The Company closely monitors extensions of credit and has never experienced significant credit losses.

(2)           Significant customers

The Company depends on a small amount of customers for its products. The Company's top three customers accounted for approximately 35% of its revenues in 2016. The Company expects that a small number of customers will continue to account for a significant portion of its revenues for the foreseeable future.

W.	Liabilities for loss contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated. Legal costs incurred in connection with loss contingencies are expensed as incurred.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont'd)

X.	Recent Accounting Pronouncements

(1)
In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers. ASU 2014-09 outlines a new, single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance, including industry-specific guidance. The new model will require revenue recognition to depict the transfer of promised goods or services to customers in an amount that reflects the consideration a company expects to receive in exchange for those goods or services. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Earlier application is permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The standard can be applied either retrospectively to each period presented or as a cumulative-effect adjustment as of the date of adoption. The Company has not yet selected a transition method and is evaluating the impact of adopting the standard on its ongoing financial reporting. Based on the Company's assessment as of the date of these financial statements, the impact of adopting the new standard is not expected to be material.

(2)
In July 2015, the FASB issued ASU 2015-11, which, for entities that do not measure inventory using the last-in, first-out (LIFO) or retail inventory method, changes the measurement principle for inventory from the lower of cost or market to lower of cost and net realizable value. The ASU also eliminates the requirement for these entities to consider replacement cost or net realizable value less an approximately normal profit margin when measuring inventory. This ASU is effective in fiscal years beginning after December 15, 2016, including interim periods within those fiscal years. This ASU is to be applied prospectively. Early adoption is permitted as of the beginning of an interim or annual period.

The impact of adopting the new standard on 2016 total cost of sales and operating income is not expected to be material.

(3)
In November 2015, the FASB issued ASU 2015-17, which requires entities with a classified balance sheet to present all deferred tax assets and liabilities as noncurrent. This ASU is effective for interim and annual periods in fiscal years beginning after December 15, 2016. Early adoption is permitted.

The Company elected to early adopt the new guidance retrospectively in the beginning of 2015. The impact of adopting the new standard on the balance sheet is reclassification of current deferred tax assets of US$ 950 thousand and US$ 1,118 thousand to noncurrent deferred tax assets in 2015 and 2016 respectively and reclassification of current deferred tax liabilities of US$ 111 thousand to noncurrent deferred tax liabilities in 2015.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 2 - Summary of Significant Accounting Policies (cont'd)

X.	Recent Accounting Pronouncements (cont'd)

(4)
In February 2016, the FASB issued ASU 2016-02, which requires lessees to recognize most of their leases on balance sheet as a right-of-use asset and a lease liability. This ASU is effective for interim and annual periods in fiscal years beginning after December 15, 2018. Early adoption is permitted.

The impact of adopting the new standard on the operating income is not expected to be material.

(5)
On March 30, 2016, the FASB issued ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, which is intended to improve the accounting for share-based payment transactions as part of the FASB's simplification initiative. This ASU is effective for annual and interim periods in fiscal years beginning after December 15, 2016. Early adoption is permitted in any interim or annual period provided that the entire ASU is adopted.

The impact of adopting the new standard on the operating income is not expected to be material.

(6)
In June 2016, the FASB issued ASU 2016-13, Measurement of Credit Losses on Financial Instruments, which significantly changes the way entities recognize impairment of many financial assets by requiring immediate recognition of estimated credit losses expected to occur over their remaining life. This ASU is effective for annual and interim periods in fiscal years beginning after December 15, 2019. Early adoption is permitted for annual and interim periods in fiscal years beginning after December 15, 2018.

The impact of adopting the new standard on the net income is not expected to be material.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 3 - Acquisitions

A.	ADI Engineering, Inc.

On October 28, 2015 (hereinafter – "closing date") the Company acquired certain assets from ADI Engineering, Inc. (hereinafter – "ADI"), a privately-held, US-based provider of custom embedded communications and networking products, for an aggregate purchase price of US$ 10,000 thousand in cash and estimated contingent consideration of US$ 7,802 thousand in cash and in options to ordinary shares, payable in three yearly payments, after the closing, subject to the attainment of certain performance milestones until December 31, 2017. The fair value measurement of the contingent consideration is classified at level 2 and level 3 of the fair value hierarchy (see Note 2U). Of the total purchase price of US$ 17,802 thousand, US$ 222 thousand was attributed to tangible assets, US$ 4,261 thousand was attributed to intangible assets and US$ 13,319 thousand was attributed to goodwill. The goodwill is primarily attributable to the synergies expected to arise after the acquisition. The recognized goodwill is expected to be deductible for income tax purposes for 10 years.

In connection with the contingent consideration, during 2016 the Company paid ADI an amount of US$ 3,000 thousand.
In addition, the Company maintains a contingent liability of US$ 4,642 thousand on its balance sheet as of December 31, 2016, subject to the attainment of certain performance milestones until December 31, 2017.

B.	Fiberblaze

On December 10, 2014 (hereinafter – "closing date"), the Company completed the acquisition of all of the outstanding shares and voting interests of Fiberblaze, a provider of high performance application acceleration solutions, for an aggregate purchase price of US$ 10,161 thousand in cash and estimated contingent consideration of US$ 4,683 thousand in cash and in options to ordinary shares, subject to the attainment of certain performance milestones until August 31, 2015. The fair value measurement of the contingent consideration is classified at level 3 of the fair value hierarchy (see Note 2U). Of the total estimated purchase price of US$ 14,844 thousand, US$ 2,022 thousand was attributed to tangible assets, US$ 1,996 thousand was attributed to intangible assets, US$ 12,242 thousand was attributed to goodwill and US$ 1,416 was attributed to liabilities assumed. The goodwill is primarily attributable to the synergies expected to arise after the acquisition. None of the recognized goodwill is expected to be deductible for income tax purposes.

In connection with the contingent consideration, during 2016 the Company paid to the Fiberblaze sellers an amount of US$ 1,463 thousand, of which 90% was paid in cash and 10% in options to ordinary shares of the Company.
In relation to this acquisition, on April 18, 2016, the Company granted, in the aggregate, 22,795 options to the Fiberblaze sellers and to the Fiberblaze employees (see Note 11G).

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 4 - Cash and Cash Equivalents

	December 31
	2015	2016
	US$ thousands

Cash	12,329	5,858
Cash equivalents *	5,849	6,059
	18,178	11,917

*	Comprised mainly of deposits in banks as at December 31, 2015 and 2016 carrying a weighted average interest rate of 0.11% and 0.30%, respectively.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 5 - Marketable Securities

The Company's investment in marketable securities as of December 31, 2015 and 2016 are classified as ''held-to-maturity'' and consist of the following:

		Gross	Gross
		unrealized	unrealized
	Amortized	holding	holding	Aggregate
	cost basis**	gains	(losses)	fair value*
	US$ thousands
At December 31, 2016
Held to maturity:
Corporate debt securities
Current	16,390	-	(97)	16,293
Non-Current	7,815	-	(62)	7,753

	24,205	-	(159)	24,046

At December 31, 2015
Held to maturity:
Corporate debt securities
Current	8,720	-	(90)	8,630
Non-Current	24,418	-	(255)	24,163

	33,138	-	(345)	32,793

*	Fair value is being determined using quoted market prices in active markets (Level 1).
**
Including accrued interest in the amount of US$ 256 thousand and US$ 173 thousand as of December 31, 2015 and 2016 respectively.
The accrued interest is presented as part of other account receivable on the balance sheet.

Activity in marketable securities in 2016	US$ thousands

Balance at January 1, 2016	33,138

Discount on marketable securities, net	(358)
Proceeds from maturity of marketable securities	(8,575)
Balance at December 31, 2016	24,205

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 5 - Marketable Securities (Cont'd)

The following table summarizes the gross unrealized losses on investment securities for which other-than-temporary impairments have not been recognized and the fair value of those securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2016:

	Less than 12 months		12 months or more		Total
	Unrealized Losses	Fair value	Unrealized Losses	Fair value	Unrealized Losses	Fair value
Held to maturity:

Corporate debt securities	-	-	(159)	24,046	(159)	24,046

The unrealized losses on the investments were caused by changes in interest rate. The Company has the ability and intent to hold these investments until maturity and it is more likely than not that the Company will not be required to sell any of the securities before recovery; therefore these investments are not considered other than temporarily impaired.

Note 6 - Inventories

	December 31
	2015	2016
	US$ thousands

Raw materials and components	9,598	16,435
Products in process	9,013	19,098
Finished products	7,710	8,747
	26,321	44,280

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 7 - Property, Plant and Equipment, Net

	December 31
	2015	2016
	US$ thousands

Machinery and equipment	6,906	8,507
Office furniture and equipment	608	634
Leasehold improvements	2,205	2,277

Property, plant and equipment	9,719	11,418

Accumulated depreciation	(5,894)	(7,503)

Property, Plant and equipment, net	3,825	3,915

Depreciation expense for the years ended December 31, 2014, 2015 and 2016 were US$ 891 thousand, US$ 1,599 thousand and US$ 1,616 thousand, respectively.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 8 - Goodwill and Other Intangible Assets

A.	Goodwill

Changes in goodwill as of December 31, 2016 are as follows:

	December 31
	2015	2016
	US$ thousands

Beginning of the year	12,242	25,561

Business acquisition (see Note 3A)	13,319	-
End of the year	25,561	25,561

B.	Other intangible assets

Net other intangible assets as of December 31, 2016 are as follows:

		December 31
		2015	2016
	Useful life	US$ thousands
Original cost:
Intellectual property	3	200	200
Current technology	3	3,833	3,833
Customer relationships	3	1,937	1,937
Backlog	0.4	487	487
		6,457	6,457
Accumulated amortization:
Intellectual property		154	200
Current technology		654	1,930
Customer relationships		272	916
Backlog		213	487
		1,293	3,533

Other intangible assets, Net:
Intellectual property		46	-
Current technology		3,179	1,903
Customer relationships		1,665	1,021
Backlog		274	-
		5,164	2,924

 Amortization expense for the years ended December 31, 2014, 2015 and 2016 were US$ 105 thousand, US$ 1,168 thousand and US$ 2,240 thousand, respectively.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 9 - Assets Held and Liability for Employees' Severance Benefits

A.	Under Israeli law and labor agreements, Silicom is required to make severance payments to retired or dismissed employees and to employees leaving employment in certain other circumstances.

In respect of the liability to the employees, individual insurance policies are purchased and deposits are made with recognized severance pay funds.

The liability for severance pay is calculated on the basis of the latest salary paid to each employee multiplied by the number of years of employment. The liability is covered by the amounts deposited including accumulated income thereon as well as by the unfunded provision.

B.
According to Section 14 to the Severance Pay Law ("Section 14") the payment of monthly deposits by a company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to the employees that have entered into agreements with the company pursuant to such Section 14. Commencing July 1, 2008, the Company has entered into agreements with a majority of its employees in order to implement Section 14. Therefore, as of that date, the payment of monthly deposits by the Company into recognized severance and pension funds or insurance policies releases it from any additional severance obligation to those employees that have entered into such agreements and therefore the Company incurs no additional liability since that date with respect to such employees. Amounts accumulated in the pension funds or insurance policies pursuant to Section 14 are not supervised or administrated by the Company and therefore neither such amounts nor the corresponding accrual are reflected in the balance sheet.

C.
Consequently, the assets held for employees' severance benefits reported on the balance sheet, in respect of deposits for those employees who have signed agreements pursuant to Section 14, represent the redemption value of deposits made through June 30, 2008. The liability for employee severance benefits, with respect to those employees, represents the liability of the Company for employees' severance benefits as of June 30, 2008.

As a result of the implementation of Section 14, as described above, the liability with respect to those employees is calculated on the basis of number of years of employment as of June 30, 2008, multiplied by the latest salary paid. The liability is covered by the amounts deposited, including accumulated income thereon, as well as by the unfunded provision. Such liability will be removed, either upon termination of employment or retirement.

D.	Expenses recorded with respect to employees' severance payments for the years ended December 31, 2014, 2015 and 2016 were US$ 432 thousand, US$ 543 thousand and US$ 761 thousand, respectively.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 10- Commitments and Contingencies

Lease commitments

The premises and facilities occupied by the Company are leased under various operating lease agreements. Furthermore, the Company has entered into several operating lease agreements for motor vehicles in Israel.

The agreements related to leases in Israel are in Israeli Shekel ("ILS") or in ILS, linked to the Israeli Consumer Price Index or to the US Dollars. The agreements related to leases in the USA are in US Dollars and the agreements related to leases in Denmark are in Danish Krone ("DKK").

The minimum future rental payments under the above leases at exchange rates in effect on December 31, 2016, are as follows:

Year ended December 31	US$ thousands
2017	1,481
2018	1,140
2019 and on	1,159

Of the amounts above, US$ 50 thousand in 2017, relate to related parties.

Rental expenses under the lease agreements for the years ended December 31, 2014, 2015 and 2016 were US$ 1,243 thousand, US$ 1,403 thousand and US$ 1,563 thousand, respectively.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 11- Shareholders' Equity

Share based compensation

A.
On July 21, 2004, the Board resolved, subject to shareholders' approval that was given on December 30, 2004, to adopt the Share Option Plan (2004) (the "2004 Plan"). Option grants to employees under the 2004 Plan, including terms of vesting and the exercise price, are subject to the Board of Directors' approval. Option grants to directors and certain other officers are generally subject to the approvals of the Compensation Committee as well as Board of Directors, and grants to directors or a CEO will also generally have to be approved by the Shareholders. The term of the options shall not exceed 10 years from the date that the option was granted.

The 2004 Plan initially covered up to 282,750 options and subsequent to an amendment by the board in 2007 it covered up to 582,750 options.   In August 2012, the Board of Directors increased the number of the ordinary shares available for issuance under the 2004 Plan by an additional 500,000. All options are at a conversion rate of 1:1.

On October 21, 2013 the Board resolved to adopt the Global Share Incentive Plan (2013) (the "2013 Plan") and to reserve up to 500,000 ordinary shares for issuance under the 2013 Plan to employees, directors, officers and consultants of the Company or of any subsidiary or affiliate of the Company. Grants under the 2013 Plan, whether as options, restricted stock units, restricted stock or other equity based awards, including their terms, are subject to the Board of Directors' approval. Grants to directors and certain other officers are generally subject to the approvals of the Compensation Committee as well as Board of Directors, and grants to directors or a CEO (and under certain circumstances certain other officers) will also have to be approved by the Shareholders.

B.
Options or RSUs granted to Israeli residents may be granted under Section 102 of the Israeli Income Tax Ordinance pursuant to which the awards of options, or the ordinary shares issued upon their exercise, must be deposited with a trustee for at least two years following the date of grant. Under Section 102, any tax payable by an employee from the grant or exercise of the awards is deferred until the transfer of the awards or ordinary shares by the trustee to the employee or upon the sale of the awards or ordinary shares.

Capital gains on awards granted under the plans are subjected to tax of 25% to be paid by the employee, and the Company is not entitled to a tax deduction.
Gains which are not capital gains on awards under the plans are subjected to regular tax rates on individuals, and the Company is entitled to a tax deduction for such gains.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 11- Shareholders' Equity (cont'd)

Share based compensation (cont'd)

C.	During 2014 and 2015, the Company granted 74,000 and 8,000 RSUs respectively to certain of its directors, employees and consultants under the 2013 Plan. In relation to those grants:

1.	The vesting period of the RSUs ranges between 2 to 3 years from the date of grant.

2.	The fair value of RSUs is estimated based on the market value of the Company's stock on the date of grant, less an estimate of dividends that will not accrue to RSUs holders prior to vesting.

3.	The Company recognizes compensation expenses on these RSUs based on estimated grant date fair value, with the following assumptions:

	2014	2015
Expected dividend yield	2.06%	3.22%
Termination rate	4.35%	0%

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 11- Shareholders' Equity (cont'd)

Share based compensation (cont'd)

D.	On July 28, 2015, the Company granted, in the aggregate, 89,907 options to certain of its directors and employees under the 2013 Plan. In relation to this grant:

1.
The exercise price for the options (per ordinary share) was US$ 26.91 and the Option expiration date was the earlier to occur of: (a) July 28, 2023; and (b) the closing price of the shares falling below US$ 13.46 at any time after the date of grant. The options vest and become exercisable on the second anniversary of the date of grant.

2.	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Binomial option-pricing model with the following assumptions:

Average Risk-free interest rate(a)	2.08%
Expected dividend yield	2.09%
Average expected volatility(b)	53.01%
Termination rate	9%
Suboptimal factor(c)	3.4

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.
(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company's ordinary shares on the NASDAQ National Market.
(c)
Suboptimal factor represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal factor of the Company and similar companies.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 11- Shareholders' Equity (cont'd)

Share based compensation (cont'd)

E.	On June 8, 2016, the Company granted, in the aggregate, 93,660 options to certain of its directors and employees under the 2013 Plan. In relation to this grant:

1.
The exercise price for the options (per ordinary share) was US$ 28.38 and the Option expiration date was the earlier to occur of: (a) June 8, 2024; and (b) the closing price of the shares falling below US$ 14.19 at any time after the date of grant. The options vest and become exercisable on the second anniversary of the date of grant.

2.	The Company recognizes compensation expenses on these options based on estimated grant date fair value using the Binomial option-pricing model with the following assumptions:

Average Risk-free interest rate(a)	1.58%
Expected dividend yield	2.42%
Average expected volatility(b)	47.90%
Termination rate	9%
Suboptimal factor(c)	3.32

(a)	Risk-free interest rate represents risk free US$ zero-coupon US Government Bonds at time of grant.
(b)	Expected average volatility represents a weighted average standard deviation rate for the price of the Company's ordinary shares on the NASDAQ National Market.
(c)
Suboptimal factor represents the multiple of the increase in the market share price on the day of grant of the option which, should it come to pass, will lead to exercise of the option by the employee. It is the average suboptimal factor of the Company and similar companies.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 11- Shareholders' Equity (cont'd)

Share based compensation (cont'd)

F.	The following table summarizes information regarding stock options as at December 31, 2016:

	Options outstanding		Options exercisable
		Weighted average		Weighted average
		remaining		remaining
Exercise price	Number	contractual life	Number	contractual life
US$	of options	(in years)	of options	(in years)

15.28	66,775	3.7	66,775	3.7

26.91	86,990	6.6	-	-

33.27	20,499	9.3	6,833	9.3

28.38	91,741	7.4	-	-

	266,005		73,608

The aggregate intrinsic value of options outstanding as of December 31, 2015 and 2016 is US$ 2,229 thousand and US$ 4,283 thousand, respectively.
The aggregate intrinsic value of options exercisable as of December 31, 2015 and 2016 is US$ 1,938 thousand and US$ 1,777 thousand, respectively.
The total intrinsic value of options exercised during the year ended December 31, 2015 and 2016, is US$ 1,785 thousand and US$ 1,166 thousand, respectively.
The intrinsic value of the options at the date of grant is zero.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 11- Shareholders' Equity (cont'd)

Share based compensation (cont'd)

G.	The stock option activity under the abovementioned plans is as follows:

			Weighted
		Weighted	average
	Number	average	grant date
	of options	exercise price	fair value
		US$	US$

Balance at January 1, 2014	272,750

Exercised	(78,620)	17.19	7.70
Forfeited	(2,000)	15.28	6.54

Balance at December 31, 2014	192,130

Granted	89,907	26.91	10.04
Exercised	(61,711)	15.28	6.54
Forfeited	(5,625)	24.07	9.19

Balance at December 31, 2015	214,701

Granted*	116,455	29.34	10.96
Exercised	(62,269)	15.28	6.54
Forfeited	(2,882)	29.71	11.79

Balance at December 31, 2016	266,005
Exercisable at December 31, 2016	73,608

*	In 2016 the Company granted in the aggregate, 116,455 options. Regarding the grant of 93,660 options, see Note 11E. Regarding the grant of 22,795 options, see Note 3B.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 11- Shareholders' Equity (cont'd)

Share based compensation (cont'd)

H.	The Restricted Share Units activity under the abovementioned plans is as follows:

		Weighted
	Number of	average
	Restricted	grant date
	Share Units	fair value
	US$	US$

Balance at January 1, 2014	-

Granted	74,000	46.07

Balance at December 31, 2014	74,000

Granted	8,000	29.09
Vested	(4,000)	46.07

Balance at December 31, 2015	78,000

Vested	(35,000)	46.54

Balance at December 31, 2016	43,000

The aggregate intrinsic value of RSUs outstanding as of December 31, 2015 and December 31, 2016 is US$ 2,363 thousand and US$ 1,767 thousand, respectively.
The aggregate intrinsic value of RSUs vested during the year ended December 31, 2016 is US$ 966 thousand.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 11- Shareholders' Equity (cont'd)

Share based compensation (cont'd)

I.	During 2014, 2015 and 2016, the Company recorded share-based compensation expenses. The following summarizes the allocation of the stock-based compensation expenses:

	Year ended December 31
	2014	2015	2016
	US$ thousands	US$ thousands	US$ thousands

Cost of sales	124	150	180
Research and development costs	340	455	504
Selling and marketing expenses	366	502	366
General and administrative expenses	436	806	500

	1,266	1,913	1,550

As of December 31, 2016, there were US$ 1,059 thousand of unrecognized compensation costs related to outstanding stock options and RSUs to be recognized over a weighted average period of 1.04 years.

The total tax benefit recognized in the consolidated statements of operations related to share based compensation expenses amounted to US$ 80 thousand for the year ended December 31, 2016.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 12- Geographic areas and major customers

A.	Information on sales by geographic distribution:

The Company has one operating segment.
Sales are attributed to geographic distribution based on the location of the customer.

	Year ended December 31
	2014	2015	2016
	US$ thousands

North America	53,712	54,537	65,590
Europe	11,421	16,331	24,208
Asia-Pacific	10,489	11,870	10,549

	75,622	82,738	100,347

B.	Sales to single customers exceeding 10% of sales (US$ thousands):

	Year ended December 31
	2014	2015	2016
	US$ thousands

Customer "A"	18,083	16,320	17,366
Customer "B"	*	*	11,628

                               *      Less than 10% of sales.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 12- Geographic areas and major customers (cont'd)

C.	Information on Long lived assets by geographic areas:

The following table presents the locations of the Company's long lived assets as of December 31, 2015 and 2016:

	Year ended December 31
	2015	2016
	US$ thousands

North America	22	16
Europe	13,588	12,945
Israel	20,894	19,439
Other	46	-

	34,550	32,400

Note 13- Financial Income (Expenses), Net

	Year ended December 31
	2014	2015	2016
	US$ thousands

Interest income	1,266	1,026	751
Discount on marketable securities, net	(758)	(561)	(358)
Exchange rate differences, net	(95)	(148)	(236)
Bank charges	(150)	(97)	(122)

	263	220	35

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 14- Taxes on Income

A.
Measurement of results for tax purposes under the Israeli Income Tax Regulations (Rules for Maintaining Accounting Records of Foreign Invested Companies and Certain Partnerships and Determining Their Taxable Income) - 1986

As a "foreign invested company" (as defined in the Israeli Law for the Encouragement of Capital Investments-1959), the Company's taxable income or loss is calculated in US Dollars.

B.	Corporate tax rate in Israel

Taxable income of Israeli companies is subject to tax at the rate of 26.5% in 2014 and 2015, and in January 2016, the regular tax rate in Israel was reduced to 25% as from 2016 and thereafter.

Furthermore, In December 2016, the regular tax rate in Israel was reduced to 23% in two steps. The first step will be to a rate of 24% as from 2017 and the second step will be to a rate of 23% as from 2018 and thereafter.

C.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter - the "Law")

1.
On December 29, 2010 the Knesset approved the Economic Policy Law for 2011-2012, which includes an amendment to the Law for the Encouragement of Capital Investments – 1959 (hereinafter – "the Amendment to the Law"). The Amendment to the Law is effective from January 1, 2011 and its provisions will apply to preferred income derived or accrued in 2011 and thereafter by a Preferred Company, per the definition of these terms in the Amendment to the Law.

Companies can choose to not be included in the scope of the Amendment to the Law and to stay in the scope of the law before its amendment until the end of the benefits period.

Under the Amendment to the Law, which the Company started applying in 2014, upon an irrevocable election made by a company, a uniform corporate tax rate will apply to all preferred income of such company. Under the law, when the election is made, the uniform tax rate (for 2014 and on) will be 9% in areas in Israel designated as Development Zone A and 16% elsewhere in Israel. The profits of these Preferred Companies will be freely distributable as dividends, subject to a withholding tax of 20%.

In December 2016, under the Amendment to the Law, the uniform tax rate in areas in Israel designated as Development Zone A was reduced to 7.5% as from 2017 and thereafter. Therefore, the deferred tax balances as at December 31, 2016 were adjusted by the amount of US$ 94 thousand.

Silicom Ltd. and its Subsidiaries

Notes to the Consolidated Financial Statements

Note 14- Taxes on Income (cont'd)

C.	Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (hereinafter - the "Law") (cont'd)

1.          (cont'd)

Should the Company derive income from sources other than the "Preferred Enterprise" during the relevant period of benefits, such income will be taxable at the regular corporate tax rates for the applicable year.

2.
In the event of distribution by the Company of cash dividends out of its retained earnings that were generated prior to 2014 tax year and were tax exempt due to the "Approved Enterprise" or "Benefited Enterprise" status, the Company would be subjected to a maximum of 25% corporate tax on the amount distributed, and a further 15% withholding tax would be deducted from the amounts distributed to the shareholders.

Out of the Company's retained earnings as of December 31, 2016 and 2015, approximately US$ 45,405 thousand and US$ 44,742 thousand respectively are tax-exempt, due to "Approved Enterprise" and "Benefited Enterprise" status. If such tax-exempt income is distributed by cash dividend (including a liquidation dividend), it would be taxed at the reduced corporate tax rate applicable to such profits (up to 25%) and an income tax liability of up to approximately US$ 11,351 thousand and US$ 11,186 thousand would be incurred as of December 31, 2016  and 2015, respectively. The Company anticipates that any future dividends distributed pursuant to its dividend policy, will be distributed from income sources which will not impose additional tax liabilities on the Company. The Company intends to reinvest the amount of its tax-exempt income. Accordingly, no deferred income taxes have been provided on income attributable to the Company's "Approved Enterprise" or "Benefited Enterprise". If the Company was to declare a dividend from its tax-exempt income, an income tax expense would be recognized in the period a dividend is declared.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 14- Taxes on Income (cont'd)

D.            Taxation of the subsidiaries

1.	The subsidiary Silicom Connectivity Solutions, Inc. files tax returns to US federal tax authorities and to state tax authorities in the states of New Jersey, California and Virginia.
2.
The subsidiary Fiberblaze is taxed according to the tax laws in Denmark and its subsidiary files tax returns to US federal tax authorities, New York state tax authorities and to the city of New York tax authorities.

3.
The Company has not provided for Israeli income and foreign withholding taxes on US$ 2,871 thousand of its non-Israeli subsidiaries' undistributed earnings as of December 31, 2016. The earnings could become subject to tax if earnings are remitted or deemed remitted as dividends or upon sale of a subsidiary.

The Company currently has no plans to repatriate those funds and intends to indefinitely reinvest them in its non-Israeli operations. The unrecognized deferred tax liability associated with these temporary differences was approximately US$ 359 thousand at December 31, 2016.
4.
As of December 31, 2016, the net operating loss carry-forwards of the Company's subsidiaries for tax purposes amounted to approximately US$ 1,500 thousand. These losses are available to offset any future taxable income.

E.            Tax assessments

For the Israeli jurisdiction the Company has final tax assessments for all years up to and including the tax year ended December 31, 2012.

For the US Federal jurisdictions, Silicom Inc. has final tax assessments for all years up to and including the tax year ended December 31, 2012. For the New-Jersey and California state jurisdiction, Silicom Inc. has final tax assessments for all years up to and including the tax year ended December 31, 2011. For the Virginia state jurisdiction, Silicom Inc. has open tax assessments for 2015 through 2016.

For the Danish jurisdiction, Fiberblaze A/S has final tax assessments for all years up to and including the tax year ended August 31, 2012.

For the US Federal jurisdiction, New York State and New York City jurisdictions, Fiberblaze US LLC has open tax assessments for tax years ended August 31, 2013, August 31, 2014, for the four months ended December 31, 2014, for the tax year ended December 31, 2015 and for the tax year ended December 31, 2016.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 14- Taxes on Income (cont'd)

F.	Income before income taxes and income taxes expense (benefit) included in the consolidated statements of operations

	Year ended December 31
	2014	2015	2016
	US$ thousands

Income (loss) before income taxes:
Israel	16,522	19,486	15,541
Foreign jurisdiction	787	(1,061)	324
	17,309	18,425	15,865

Current taxes:
Israel	2,494	2,383	2,242
Foreign jurisdiction	409	465	720
	2,903	2,848	2,962

Current tax (benefits) expenses relating to prior years:
Israel	20	-	26
Foreign jurisdiction	-	(36)	-
	20	(36)	26

Deferred taxes:
Israel	(200)	(437)	10
Foreign jurisdiction	(19)	(470)	(270)
	(219)	(907)	(260)

Income tax expense	2,704	1,905	2,728

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 14- Taxes on Income (cont'd)

G.            Deferred income taxes

The tax effects of significant items comprising the Company's deferred tax assets are as follows:

	December 31	December 31
	2015	2016
	US$ thousands	US$ thousands

Deferred tax assets:
Accrued employee benefits	247	261
Research and development costs	679	921
Tax loss carryforwards	177	338
PPE	16	15
Inventory	160	-
Share based compensation	245	246
Intangible assets	-	107
Other	21	2
Total gross deferred tax assets	1,545	1,890

Deferred tax liabilities:
Intangible assets	(243)	(138)
Goodwill	(61)	(215)
Other	36	-
Total gross deferred tax liabilities	(268)	(353)

Net deferred tax assets	1,277	1,537

In Israel	1,348	1,338
Foreign jurisdictions	(71)	199
Net deferred tax assets	1,277	1,537

Non-current deferred tax assets	1,545	1,537
Non-current deferred tax liabilities	(268)	-
Net deferred tax assets	1,277	1,537

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 14- Taxes on Income (cont'd)

H.	Reconciliation of the statutory tax expense to actual tax expense

	Year ended December 31
	2014	2015	2016
	US$ thousands

Income before income taxes	17,309	18,425	15,865
Statutory tax rate in Israel	26.5%	26.5%	25.0%
	4,587	4,883	3,966

Increase (decrease) in taxes resulting from:
Non-deductible operating expenses, net	476	209	228
Non-taxable income	-	(819)	(84)
Prior year adjustments	20	(36)	26
Tax effect due to "Approved/Benefited/
Preferred Enterprise" status	(2,588)	(2,368)	(1,924)
Taxes related to foreign jurisdictions	181	250	324
Changes in tax rate	-	35	94
Creation of deferred taxes for tax losses and
benefits from previous years for which deferred
taxes were not created in the past	-	(252)	-
Other	28	3	98

Income tax expense	2,704	1,905	2,728

I.	Accounting for uncertainty in income taxes

ASC 740-10 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. This standard prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. It also requires significant judgment in determining what constitutes an individual tax position as well as assessing the outcome of each tax position.

During 2014, 2015 and 2016 the Company and its subsidiaries did not have any significant unrecognized tax benefits and thus, no related interest and penalties were accrued.

In addition, the Company and its subsidiaries do not expect that the amount of unrecognized tax benefits will change significantly within the next twelve months.

Silicom Ltd. and its Subsidiaries
Notes to the Consolidated Financial Statements

Note 15- Subsequent Events

(1)
On March 15, 2017 Silicom's Board of Directors declared a dividend of US $1.00 per share payable on April 5, 2017 to shareholders of record as of March 27, 2017, and in the aggregate amount of approximately US $7.4 million for 2016.

(2)
In January 2017, the Company's compensation committee and board of directors, respectively, have approved the grant of a total of 119,925 options and 78,000 RSUs under the Global Share Incentive Plan (2013), of which options and RSUs granted to directors and office holders are subject to the approval of the Annual General Meeting, which is currently scheduled to convene no later than June 2017, as prescribed under the Israeli Companies Law, 1999 and the Company's Amended and Restated Articles of Association.

Item 2

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

Management assessed our internal control over financial reporting as of December 31, 2016, the end of our fiscal year. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control — Integrated Framework (2013)."

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of December 31, 2016 to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles. We reviewed the results of management’s assessment with the Audit Committee of our Board of Directors.

Date: March 28, 2017

Signature: /S/ Shaike Orbach Shaike Orbach, Chief Executive Officer	Signature: /S/ Eran Gilad Eran Gilad, Chief Financial Officer